UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2004

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the six months ended June 30, 2004, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: August 27, 2004 By: Victor Cantillano Vergara Principal Financial Officer

Report of the External Auditors

Review of the Interim Financial Statements as of

June 30, 2004

Auditors' Tax ID number: 78,933,630 - K

External Auditors' Corporate Name: ACG, Correspondent of RSM International

Auditores y Consultores Chile Ltda.

Messrs:

Chairman, Directors & Shareholders

Supermercados Unimarc S.A. & Affiliates

1. We have reviewed the general consolidated balance sheets of company Supermercados Unimarc S.A. & Affiliates as of June 30, 2004 and 2003, and the related consolidated statements of results and cash flow for the six-month period ended on that date. These interim financial statements and its related notes are the responsibility of the management of company Supermercados Unimarc S.A.. The attached Reasoned Analysis and Relevant Facts are not an integral part of these financial statements; therefore, this report does not extend to same.

2. We have made a revision in accordance to auditing norms established in Chile for a revision of the interim financial information. A revision of interim financial information mainly consists in applying procedures of analytical revision of the financial statements and inquiring with the personnel responsible for the financial and accounting matters. The extent of this revision is substantially less than that of an audit conducted as per the Chilean generally accepted auditing norms, the purpose of which is to deliver an opinion on the financial statements taken as a whole. Consequently, the interim consolidated financial statements as of June 30, 2004 and 2003 have not been audited and therefore, we are not in a position to express, nor do we express such an opinion.

3. As it is explained in Note 23 (c.1) the company has lodged personal guarantees for up to US$ 13,688,889 in one case and for up to US$ 25,230,328 in the other, jointly with other related companies, guarantors of these same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. On June 15, 2004, a board comprised of three judge members of the American Appellate Court for the Second Circuit denied the Consolidated Appeal, however, on June 29, 2004, the Chilean counsel filed a petition in order for same to be heard by the already established court and/or by the full court. The Chilean Counsel Chilenos are further confident that, despite the last determination of the case of unjust interference under the Laws of New York, they may obtain a relief of the trial of contempt, if necessary, from the Supreme Court of the United States, on the grounds of the constitutional principles of Due-Process in connection with the award of contempt in the Federal courts. In accordance with the lawyers of Inverraz Ltda., the obligations rising from the loan contract of years 1994 and 1996, have prescribed, as per what is provided by the pertinent Chilean laws, and a lawsuit has been filed against the State Street Bank, before the 27th Civil Court of Santiago, Chile, case docket number 5930-03, seeking the award of prescription of the aforementioned obligations. For this reason, the final outcome of the litigation may not be determined at this time. Consequently, no provision or loss has been recognized which may result from the process, in the attached financial statements.

4. Based on our revision of the interim consolidated financial statements as of June 30, 2004 and 2003, we are not aware of any material adjustments that should be made in same, in order for them to be in accordance with the Chilean generally accepted accounting principles.

Santiago, August 16, 2004 ACG, Correspondent of RSM International

Auditores y Consultores Chile Ltda.

ID Number of the Signing Partner: 5.070.231-6

name of the Signing Partner: FERNANDO BRAUN REBOLLEDO

ASSETS
		mm	dd	yr	mm	dd	yr
		06	30	2004	06	30	2003
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		23,213,322			28,967,140
5.11.10.10 Available		1,253,822			1,702,357
5.11.10.20 Time deposits					351,950
5.11.10.30 Negotiable securities (net)
5.11.10.40 Debtors from sales (net)	5	1,333,451			1,155,723
5.11.10.50 Notes receivable (net)	5	1,640,941			2,807,764
5.11.10.60 Sundry debtors (net)	5	79,869			86,025
5.11.10.70 Related companies bills receivable and debtors	6	6,843,481			10,079,550
5.11.10.80 Inventories (net)	7	10,559,042			11,281,307
5.11.10.90 Recoverable taxes		333,944			716,584
5.11.20.10 Prepaid expenses	28	758,686			638,269
5.11.20.20 Deferred taxes
5.11.20.30 Other current assets	9	410,086			147,611
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	129,358,542			147,000,555
5.12.10.00 Land	10	39,101,815			44,123,861
5.12.20.00 Constructions and infrastructure works	10	56,433,504			64,290,794
5.12.30.00 Machinery and equipment	10	23,132,472			22,429,068
5.12.40.00 Other fixed assets	10	36,093,123			37,614,133
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	-25,402,372			-21,457,301
5.13.00.00 TOTAL OTHER ASSETS		23,986,560			23,661,730
5.13.10.10 Investments in related companies		1,185
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	14,619,212			15,868,014
5.13.10.40 Higher value of investments (less)	12	-36,267			-40,763
5.13.10.50 Long-term debtors	5	525,419			581,071
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes	8	7,319,467			5,448,655
5.13.10.70 Intangible		10,856			188,834
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	1,546,688			1,615,919
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		176,558,424			199,629,425

LIABILITIES
		mm	dd	yr	mm	dd	yr
		06	30	2004	06	30	2003
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		40,223,365			61,748,726
5.21.10.10 Short-term bank and financial institutions obligations	14	4,385,130			22,527,360
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,656,602			1,470,891
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	22,837,948			27,271,127
5.21.10.80 Notes payable		151,439			231,350
5.21.10.90 Sundry creditors	29	857,351			1,308,357
5.21.20.10 A related company notes and accounts payable	6	6,417,950			7,031,447
5.21.20.20 Provisions	16	571,722			381,199
5.21.20.30 Withholdings		476,159			418,601
5.21.20.40 Income tax					92,992
5.21.20.50 Income received in advance	17	763,560			843,978
5.21.20.60 Deferred taxes	8	105,504			169,823
5.21.20.70 Other current liabilities					1,601
5.22.00.00 TOTAL LONG-TERM LIABILITIES		40,499,426			32,431,780
5.22.10.00 Bank and financial institutions obligations	15	16,506,803			7,807,510
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		1,102,594
5.22.40.00 Long-term sundry creditors	29	1,828,713			2,568,122
5.22.50.00 Long-term related companies note and account payable	6	18,007,076			17,836,263
5.22.60.00 Long-term provisions
5.22.70.00 Other long-term liabilities
5.22.80.00 Others long-term liabilities	17	3,054,240			4,219,885
5.23.00.00 MINORITY INTEREST	18	18,766			73,119
5.24.00.00 TOTAL EQUITY		95,816,867			105,375,800
5.24.10.00 Paid-in capital	19	56,432,718			56,209,222
5.24.20.00 Capital revaluation reserves	19	451,462			618,302
5.24.30.00 Share premium	19	29,095,547			29,066,568
5.24.40.00 Other reserves	19	-2,554,867			1,050,052
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	12,392,007			18,431,656
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	17,056,841			21,318,939
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	-4,664,834			-2,887,283
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		176,558,424			199,629,425
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		06	30	2004	06	30	2003
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		-2,272,037			-1,441,626
5.31.11.10 TRADING MARGIN		13,215,243			14,358,808
5.31.11.11 Trading income		58,670,576			62,950,533
5.31.11.12 Operating cost (less)		-45,455,333			-48,591,725
5.31.11.20 Administration and sales expenses (less)		-15,487,280			-15,800,434
5.31.12.00 NON-TRADING INCOME		-3,198,974			-2,492,108
5.31.12.10 Financial income		99,607			51,579
5.31.12.20 Related companies investments profits
5.31.12.30 Other non-trading income	20	594,078			817,628
5.31.12.40 Related companies investments losses (less)		-5
5.31.12.50 Amortization lower value of the investment (less)	12	-632,306			-1,455,214
5.31.12.60 Financial expenses (less)		-1,573,117			-1,846,960
5.31.12.70 Other non-operating expenses (less)	20	-1,127,232			-33,794
5.31.12.80 Price-level restatement	21	-185,316			222,173
5.31.12.90 Exchange rate differences	22	-374,683			-247,520
5.31.10.00 Profit before income tax and extraordinary items		-5,471,011			-3.933.734
5.31.20.00 Income tax	8	800,157			226,491
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		-4,670,854			-3,707,243
5.31.50.00 Minority interest		3,872			6,339
5.31.00.00 NET PROFIT (LOSS)		-4,666,982			-3,700,904
5.32.00.00 Amortization of higher value of investments	12	2,148			813,621
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		-4,664,834			-2,887,283

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		06	30	2004	06	30	2003
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-2,104,652			-4,573,873
5.41.11.10 Collection from debtors from sales		69,336,262			73,326,046
5.41.11.20 Financial income received		210,251			42,537
5.41.11.30 Dividends and other distributions received
5.41.11.40 Other income received		84,883			148,398
5.41.11.50 Payments to suppliers and personnel (less)		-68,408,209			-76,093,679
5.41.11.60 Paid interest (less)		-1,518,586			-1,586,111
5.41.11.70 Paid income tax (less)		-319,787			-4,277
5.41.11.80 Other paid expenses (less)		-1,084,558			-167,981
5.41.11.90 Paid Value Added Tax and other similar (less)		-404,908			-238,806
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		-136,953			9,523,138
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtained		5,518,835			4,183,895
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies
5.41.12.25 Other loans obtained from related companies		2,027,455			10,970,335
5.41.12.30 Other sources of financing
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)		-7,672,091			-5,456,289
5.41.12.50 Payment of obligations with the public (less)		-11,152			-174,803
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		2,502,010			-4,605,394
5.41.13.05 Sale of Fixed Assets		2,777,247			1,524,239
5.41.13.10 Sale of permanent investments
5.41.13.15 Sale other investments					504,312
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income					1,551,460
5.41.13.35 Addition of fixed assets (less)		-254,097			-78,695
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)		-21,140			-8,106,710
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		260,405			343,871
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		-10,914			-41,917
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		249,491			301,954
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,004,331			1,752,353
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		1,253,822			2,054,307
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		06	30	2004	06	30	2003
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		-4,664,834			-2,887,283
5.50.20.00 Profit or loss from disposal of assets		540,985			-631,754
5.50.20.10 (Profits) Loss from disposal of fixed assets		-508,555			-1,508
5.50.20.20 Profits on investments sale (less)					-630,246
5.50.20.30 Loss on investments sale
5.50.20.40 (Profits) Loss on other assets sale		1,049,540
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,325,334			2,979,659
5.50.30.05 Depreciation of the period		2,765,150			3,037,634
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions		-816,843			-351,304
5.50.30.20 Profits accrued from investments in Related Companies (less)
5.50.30.25 Loss accrued on investments in related companies		5
5.50.30.30 Amortization of lower value of investment		632,306			1,455,214
5.50.30.35 Amortization of higher value of investments (less)		-2,148			-813,621
5.50.30.40 Net Price-Level restatement		185,316			-222,173
5.50.30.45 Net exchange rate gains/losses		374,683			247,520
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		-1,823,018			-373,611
5.50.30.55 Other charges to results that do not represent cash flow		9,883
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		430,491			-4,159,331
5.50.40.10 Debtors from sales		-616,975			-1,363,581
5.50.40.20 Inventories		1,120,198			-772,677
5.50.40.30 Other assets		-72,732			-2,023,073
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		267,244			131,175
5.50.50.10 Accounts payable related to operating results		1,383,481			952,826
5.50.50.20 Payable interest		-359,108
5.50.50.30 Payable income tax (net)		117,703			-13.893
5.50.50.40 Other accounts payable related with non-trading income		-874,832
5.50.50.50 Payable V.A.T. And other similar (net)					-807,758
5.50.60.00 Minority Interest Profits (loss)		-3,872			-6,339
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-2,104,652			-4,573,873

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros, Superintendency of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under Nro.447. In this way the Company be subjected to the control of this Superintendency.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the six-month comprised between January 01 and June 30, 2004 and 2003.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendency of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendency would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of June 30, 2003 are presented updated by 0.6%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30, 2004. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 0.8% and 1,1% for the periods ended on June 30, 2004 and 2003 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of June 30, 2004 and 2003 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2004	2003
	(Chilean Pesos)
Unidad de Fomento	17,014.95	16,959.67
U.S. Dollar	636.30	699.12
Argentinean Peso	214.785	250.043

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of June 30, 2004 and 2003 the provisions for debtors from sales and notes receivable for a total amount of ThCh$ 781.587, and ThCh$ 401.025, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of June 30, 2004 and 2003, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Nro.60 of the Colegio de Contadores de Chile A.G. and to the circular letter Nro. 1466 of the Superintendencia de Valores y Seguros.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Superintendency of Securities and Insurance. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	06-30-2004			06-30-2003
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
79.785.340-2	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.0800
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
03. ACCOUNTING CHANGES

During the three-month period comprised between January 1 and June 30, 2004 there have been no changes in the application of accounting principles as compared to the previous period.
04. NEGOTIABLE SECURITIES

As of June 30, 2004 and 2003, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	06-30-2004	06-30-2003

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	06-30-2004	06-30-2003	06-30-2004	06-30-2003		06-30-2004	06-30-2003	06-30-2004	06-30-2003
Debtors from sales	1,513,981	1,180,877			1,513,981	1,333,451	1,155,723
Estimation of bad debt					180,530
Notes receivable	2,241,998	3,175,587			2,241,998	1,640,941	2,807,764
Estimation of bad debt					601,057
Sundry debtors	79,869	86,025			79,869	79,869	86,025	525,419	581,071
						Total long-term Debtors		525,419	581,071

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2004	06-30-2003	06-30-2004	06-30-2003
88.541.600-4	Inversiones Errazuriz Ltda.	6,841,643	5,223,494	0	0
0-E	Multideal	714	422	0	0
96.822.650-9	Vinedos Errazuriz Ltda.	0	320,388	0	0
79.780.600-5	Cidef Comercial	0	1,429,949	0	0
96.680.010-0	Mercantil Cidef S.A.	0	2,487,479	0	0
0-E	Capillitas	0	4,624	0	0
94.716.000-1	Renta Nacional Cia Seguros de Vida S.A.	0	1,552	0	0
96.923.970-1	Corporacion de Inversiones Cidef S.A.	0	611,642	0	0
65.229.660-2	OTIC	1,124	0	0	0
TOTALS		6.843.481	10,079,550	0	0

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2004	06-30-2003	06-30-2004	06-30-2003
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	519	4,591	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	347,142	0	17,112,506	17,836,263
0-E	Unitrade Interamericana	35,264	41,570	0	0
0-E	Puerta Grande	119,272	65,219	0	0
88.163.300-0	Inversiones Culenar S.A.	2,692,250	2,080,794	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	3,223,503	0	0	0
0-E	Compania Tauro S.A.	0	965,019	894,570	0
96.591.240-1	Gafonac S.A.	0	2,738,514	0	0
0-E	Cidef Argentina	0	63,373	0	0
96.509.820-8	United Marketing And Sales	0	1,072,367	0	0
TOTALS		6.417.950	7,031,447	18,007,076	17,836,263

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2004		06-30-2003
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	6,880	0	103,539	0
Agricola Pichilemu Ltda.	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	171,083	0	0	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholder	Debtors from sales	112,886	94,862	0	0
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	6,395,171	0	2,928,496	0
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	1,944,869	0	0	0
	79.780.600-5	Comm. Adm.	Invoices payable	90,722	-76,279	0	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Debtors from sales	4,371	3,673	0	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	17,570	0	0	0
	96.923.970-1	Comm. Adm.	Invoices payable	0	0	106,971	90,654
	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	6,405,000	0	2,688,870	0
Esparragos de Valdivia S.A.	79.838.780-4	Comm. Adm.	Curr. Acct. Payable	0	0	136,839	0
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Debtors from sales	202,228	169,939	200,086	169,564
	79.804.350-1	Shareholder	Curr. Acct. Receivable	6,452	0	190,580	0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	63,612	0	886,569	0
	78.776.710-9	Comm. Adm.	Debtors from sales	476,307	400,258	234,081	0
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	399,291	0	362,023	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	23,248,868	0	3,486,887	0
	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	18,541,276	0	0	0
Impresos Loma Blanca	96.574.110-0	Comm. Adm.	Invoices payable	152,292	-127,976	0	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	1,838,545	0	180,505	0
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	4,254	0	495,315	0
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	168,251	0	0	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	8,853,429	0	146,509	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Affiliate	Debtors from sales	97,917	82,283	120,980	102,525
	88.486.800-9	Affiliate	Curr. Acct. Payable	313,560	0	2,536,585	0
	88.486.800-9	Affiliate	Curr. Acct. Receivable	1,725,766	0	1,509,257	0
Inversiones Culenar S.A.	88.163.300-0	Comm.Adm.	Curr. Acct. Payable	2,797,626	0	2,209,478	0
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	28,487,384	0	7,613,242	0
	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	17,282,503	0	7,539,154	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				06-30-2004		06-30-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	3,422,376	0	727,004	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	1,649,377	0	0	0
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Invoices payable	135,255	0	123,230	0
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	119,272	0	0	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Payable	871,460	0	17,836,263	0
	94.716.000-1	Shareholder	Curr. Acct. Receivable	177,584	0	0	0
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	617,637	0	0	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	3,143,967	0	0	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	905,898	0	0	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	645,595	0	233,798	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Payable	36,908	0	176,216	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	91,712	0	0	0
	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	652,660	0	25,070,529	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	30,815	0	142,609	0
Sociedad Inversiones Financieras Ltda.	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	1,567,817	0	0	0
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	965,019	0
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	42,950,656	0	7,559,004	0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	25,830,707	0	4,264,884	0
	96.509.820-8	Comm. Adm.	Invoices payable	15,778,470	-13,259,218	4,436,088	0
Unitrade Interamericana S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	5,264	0	0	0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	432,705	0	350,604	0
	96.822.650-9	Comm. Adm.	Debtors from sales	21,358	17,948	0	0
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	225,171	0	0	0
Renta Seguros Generales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable	3,732	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	370,305	0	222,567	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				06-30-2004		06-30-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	828,238	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	294,142	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	368,621	0	161,452	0
Supermercados Hipermac S.A.	64.874.443-9	Comm. Adm.	Curr. Acct. Receivable	259,967	0	284,653	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	0	0	11,228,945	0
Administradora y Servicios Unimarc S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	0	0	314,463	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	0	0	1,129,946	0
Empresa de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	0	0	230,092	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Payable	0	0	8,243,197	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Invoices payable	372,097	-312,687	0	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Invoices payable	167,261	-140,556	0	0
Emp. de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	0	0	197,920	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Invoices payable	0	0	497,203	421,359
Interagro S.A.	88.486.800-9	Comm. Adm.	Invoices payable	0	0	325,816	276,116
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Invoices payable	0	0	622,436	527,488
Impresos Lomas Blancas S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Payable	0	0	172,674	0
Inmob.y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Debtors from sales	0	0	146,509	0
Inversiones Culenar S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	176,500	0	0	0
Holding S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	294,414	0	0	0
	94.827.000-5	Comm. Adm.	Debtors from sales	676,416	568,417	0	0
United Marketing And Sales	96.509.820-8	Comm. Adm.	Debtors from sales	141,778	119,141	0	0
Industria Forestal Nacional S.A.	96.524.230-9	Comm. Adm.	Debtors from sales	127,474	107,121	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Debtors from sales	156,416	131,442	0	0
Fruticola Nacional S.A.	79.804.350-1	Accionista	Curr. Acct. Payable	367,476	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Payable	322,147	0	0	0
Soc.Agricola Las Cruces S.A.	78.791.770-4	Accionista	Invoices payable	188,871	-158,715	0	0
Interagro S.A.	88.486.800-9	Comm. Adm.	Invoices payable	1,358,494	-1,141,591	0	0
Lechera la Esperanza S.A.	96.980.220-1	Comm. Adm.	Invoices payable	205,755	-172,903	0	0

07. INVENTORY

This item, as of June 30, 2004 and 2003, is structured as follows:

Items	2004	2003
	M$	M$

Inventories	10,519,982	11,281,307
Imports	39,060	0

Total	10,559,042	11,281,307

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deffered taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of M$ 7,213,963 at June 30, 2004, and M$ 5,278,832 of active net at June 30, 2003, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	06-30-2004				06-30-2003
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	73,912	55,307			35,105	50,024
Anticipated income
Holidays provisions	5,357	1,156			6,742	4,520
Intangibles amortization
Assets in leasing	2,591	10,368			6,413	26,432
Manufacturing expenses
Fixed assets depreciation			179,403	613,747			215,073	756,927
Severance pay based on years of service
Other events	6,506	23,990		94,769
Tax losses of the period
Accumulated tax losses	31,486	7,694,912				5,897,132
Profit from leaseback difference	61,618	246,471			60,805	250,591
Prepaid expenses			107,571	4,221			82,641
Provision of judgement					1,272
Other liabilities					17,554			23.117
OTHERS
Related accounts-net of amortization
Valuation provision
TOTALS	181,470	8,032,204	286,974	712,737	127,891	6,228,699	297,714	780,044

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	06-30-2004	06-30-2003

Current tax expenses (tax provision)
Tax expenses adjustment
Effect by assets or liabilities due to deferred tax of period	800,157	226,491
Tax benefits due to tax losses
Effect due to amortization of related accounts of deferred assets and liabilities
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision
Other charges or credits in the account

Total	800,157	226,491

09. OTHER CURRENT ASSETS

As of June 30, 2004 and 2003, the following concepts are presented under this item:
Items	2004	2003
	M$	M$

Balance receivable (Argentina)	0	77,749
Leasing and Insurance deferred VAT	358	5,624
Other	77,799	43,353
Deposits	319,011	0
Customer Duty	12,918	20,885

Total	410,086	147,611

10. FIXED ASSETS

Fixed Assets, as of June 30, 2004 and 2003, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2004 M$			2003 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	39,101,815		39,101,815	44,123,861		44,123,861
Construction and infrastructure works	56,433,504	-6,405,828	50,027,676	64,290,794	-6,363,498	57,927,296
Machinery and Equipment's equipment	23,132,472	-10,104,051	13,028,421	22,429,068	-7,550,847	14,878,221

Other Fixed Assets
Furniture and Fixtures	4,397,446	-2,364,296	2,033,150	4,337,260	-2,065,336	2,271,924
Facilities	10,582,973	-4,474,081	6,108,892	11,539,407	-3,600,203	7,939,204
Works in progress	1,803,865		1,803,865	1,991,209		1,991,209
Assets in Leasing	19,308,839	-2,054,116	17,254,723	19,746,257	-1,877,417	17,868,840
Sub-totals	36,093,123	-8,892,493	27,200,630	37,614,133	-7,542,956	30,071,177
Totals	154,760,914	-25,402,372	129,358,542	168,457,856	-21,457,301	147,000,555

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,565,115	171	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	19,704	10	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	22,630	10	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	152,107	10	10-04-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,307,457	258	05-12-25	UF+TIP
Deferred Profit Lease Back	SM La Florida	-1,812,290

Totals		17,254,723

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03
65.229.660-2	Organ. Tecnico Intermedio capacitación	Chile	Ch$	0	42.0000	0.0000	2,821	0	-12	0	2	0	1,185	0	0	0	1,185	0
TOTAL													1,185	0	0	0	1,185	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	06-30-2004		06-30-2003
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	360,044	7,814,269	359,686	8,525,857
96.799.180-5	Inmobiliaria de Supermercados S.A.	228,919	5,553,333	227,992	6,003,786
88.627.400-9	Unimarc Abastecimientos S.A.	42,853	1,207,037	45,723	1,291,457
88.461.600-k	Servicios integrales S.A.	0	0	821,220	0
87.678.300-2	Comercial S.M. Rancagua S.A.	1,188	44,539	593	46,914
96.799.180-5	Inmobiliaria de Supermercados S.A.	2	34	0	0
Total		632.306	14,619,212	1,455,214	15,868,014

Higher Value

TAXPAYER NUMBER	COMPANY	06-30-2004		06-30-2003
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
96.785.510-3	Inmobiliaria y Constructora S.A.	0	0	25	278
96.800.910-9	Publicidad y Promoc. Unimarc SA	0	0	574,745	0
86.360.500-8	Adm. de Supermercados S.A.	2,148	36,267	1,543	40,485
87.678.300-2	Comercial S.M. Rancagua S.A.	0	0	195,483	0
96.825.920-2	Adm. y Servicios Temuco S.A.	0	0	967	0
96.833.710-6	Serv.de Proteccion y Seguridad S.A.	0	0	1,682	0
96.833.720-3	Adm. y Servicios Chillan S.A.	0	0	1,020	0
96.836.500-2	Adm. y Servicios las Tranqueras S.A.	0	0	605	0
96.836.510-K	Adm. y Servicios Machali S.A.	0	0	705	0
96.836.520-7	Adm. y Servicios Cordillera S.A.	0	0	824	0
96.757.830-4	Adm. y Servicios Talcahuano S.A.	0	0	771	0
96.799.480-4	Administradora de Recursos S.A.	0	0	12,993	0
96.621.750-2	Com. e Inmob.Concepcion S.A.	0	0	22,258	0
	TOTAL	2,148	36,267	813,621	40,763

13. OTHER (Assets)

Other Long Term Assets

As of June 30, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:
Items	2004	2003
	M$	M$

Warranties	262,619	298,654
Computational system project	275,643	768,085
Other Taxes to be recovered from Subsidiary in Argentina	764,117	495,315
Other long term assets	244,309	53,865

Total	1,546,688	1,615,919

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2004 and 2003, is the following:
TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03	06-30-04	06-30-03
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston		15,506,915												15,506,915
96.621.750-2	Banco do Brasil									703,048	1,537,231		721,707	703,048	2,258,938
97.036.000-K	Banco Santander Santiago											1,009,321	1,122,556	1,009,321	1,122,556
97.051.000-1	Banco del Desarrollo	2,672,761	3,199,361										236,801	2,672,761	3,436,162
96.621.750-2	Banco Sudameris								72,318						72,318
96.621.750-2	Lloyds Bank								28,862						28,862
97.032.000-8	Bhif										69,439				69,439
96.621.750-2	Hispanoamericano		32,170												32,170
0-E	Export Import Bank
	Others
	TOTALS	2,672,761	18,738,446						101,180	703,048	1,606,670	1,009,321	2,081,064	4,385,130	22,527,360
	Debt capital amount	2,668,884	18,672,924						101,180	690,090	1,606,671	1,007,675	2,081,064	4,366,649	22,461,839
	Avg. Annual Interest Rate
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca									535,037	498,417			535,037	498,417
0-E	KfW	401,050	239,403											401,050	239,403
0-E	Export-Import Bank		118,416												118,416
0-E	Societe Generale	82,088							571,822					82,088	571,822
97.018.000-1	Scotiabank Sud Americano									45,442	42,833			45,442	42,833
97.041.000-7	Bank Boston	2,592,985												2,592,985
97.032.000-8	BBVA
	Others
	TOTALS	3,076,123	357,819						571,822	580,479	541,250			3,656,602	1,470,891
	Debt capital amount	2,980,018	243,475						571,822	563,658	521,802			3,543,676	1,337,099
	Avg. Annual Interest Rate	4.1	6.5							8.1	8.0

	Percentage of obligations in foreign currency (%)			71.4900

	Percentage of obligations in domestic currency (%)			28.5100

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2004 and 2003, is the following:
Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	542,472	577,622	1,055,792				2,175,886	8.0	2,701,835
96.621.750-2	KfW	Dollars	478,705	478,705	957,410	2,154,178			4,068,998	4.3	4,887,422
96.621.750-2	Export Import Bank	Dollars									39,385
97.018.000-1	Scotiabank	U.F.	27,952						27,952	8.0	73,220
96.621.750-2	Societe Generale	Other currencies	114,142	147,279	105,858				367,279	13.0	105,648
97.041.000-7	Bank Boston	Dollars	2,545,200	2,545,200	4,776,288				9,866,688	4.04
TOTAL			3,708,471	3,748,806	6,895,348	2,154,178			16,506,803		7,807,510
Percentage of obligations in foreign currency (%)	86.22

Percentage of obligations in domestic currency (%)	13.78

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of June 30, 2004 and 2003, the breakdown of this item is the following:
Items	2004	2003
	M$	M$
Holidays Provisions	38,384	40,504
Expenses Provisions	255,051	19,770
Expenses Operational	0	121,518
Judgement Provisions	211,727	0
Other Provisions	66,560	199,407
Total	571,722	381,199
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2004, the amount to be accrued is shown under the item Income received in advance of current liabilities.
Items	Short-term		Long-term
	2004	2003	2004	2003
	M$	M$	M$	M$

Income received in advance (Hipermarc)	763,560	843,978	3,054,240	4,219,885

Total	763,560	843,978	3,054,240	4,219,885

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$18,766 and ThCh$73,119 as of June 30, 2004 and 2003, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2004	2003	2004	2003
	%	%	M$	M$
Administradora de Supermercados S.A.	0.06400	0.06400	6,154	6,199
Transportes Santa Maria S.A.	2.00000	2.00000	-6,701	-3,739
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,851	2,943
Unimarc Organizacion y Servicios S.A.	0.04500	0.04500	16,450	18,744
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	9	9
Inmobiliaria y Constructora S.A.	0.00000	0.48920	0	48,959
Supermercados Hipermarc S.A.	0.00001	0.00001	3	4
Total			18,766	73,119

19. CHANGES IN EQUITY

The equity variations of the 2004 and 2003 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$1,186,874 and ThCh$475,325 (historic figure) as of June 30, 2004 and 2003 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Nro.64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Superintendency of Securities and Insurance, dated December 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Superintendency of Securities and Insurance and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

06-30-2004										06-30-2003
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	56,432,718		28,864,630	-4,272,282		21,170,826			-4,249,357	55,873,978		28,578,842	2,408,919		22,561,023			-1,599,808
Distribution Previous Period						-4,249,357			4,249,357						-1,599,808			1,599,808
Final Dividend Previous Period
Capital increase with cash share issuance
Capitalization of Profits and/or Reserves
Period of Development Accumulated Deficit
Accumulated Readjustment due to translation difference				1,751,593									-1,391,628
Own Capital Revaluation		451,462	230,917	-34,178		135,372					614,614	314,367	26,498		230,573
Profit/Loss for the Period									-4,664,834									-2,870,062
Provisional Dividends
Closing Balance	56,432,718	451,462	29,095,547	-2,554,867		17,056,841			-4,664,834	55,873,978	614,614	28,893,209	1,043,789		21,191,788			-2,870,062
Updated Balances										56,209,222	618,302	29,066,568	1,050,052		21,318,939			-2,887,283

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	56,432,718		56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of June 30, 2004 and 2003, the breakdown of this item is formed as follows

Other non-operating income

Items	2004 M$	2003 M$

Rentals	3,761	7,342
Discounts for purchases	0	2,604
Cashier register overage	23,242	29,014
Other non-operating income	58,520	148,421
Profits from disposal of fixed assets	508,555	630,247
Total	594,078	817,628

Other non-operating expenses

Items	2004 M$	2003 M$

Penalties and sanctions	6,375	1,554
Cashier register lacks	3,139	3,364
Other non-operating expenses	68,178	28,876
Loss from other assets sale	1,049,540	0

Total	1,127,232	33,794

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	06-30-2004	06-30-2003
Inventories		$0	0
Fixed assets		$633,046	1,076,844
Investments in related companies		$120,739	171,071
Accounts receivables with related companies		$0	29,802
Other non-monetary assets		$-11,988	7,626
Accounts of expenses and costs	$
Total (charges) credits		741,797	1,285,343

LIABILITIES (CHARGES) / CREDITS
Equity		$-783,572	-1,236,879
Accounts payable with related companies	$, UF	32,508	3,560
Obligations with banks	UF	-20,576	-67,520
Minority interest		$211,414	413,242
Non-monetary liabilities	$, UF	-370,011	-153,079
Income account		$3,126	-22,493
Total (charges) credits		-927,111	-1,063,169
(Loss) Profit due to monetary correction		-185,316	222,173

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		06-30-2004	06-30-2003
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	798,719	0
Other non-monetary assets	US$	49,148	-1,988
Accounts receivables with related companies	US$	0	0
Total (charges) credits		847,867	-1,988
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	-1,224,760	573,426
Other non-monetary liabilities	US$	2,210	2,658
Result from the translation of Argentinean Subsidiary	US$	0	-821,616
Total (charges) credits		-1,222,550	-245,532
(Loss) Profit due to monetary correction		-374,683	-247,520

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of June 30, 2004, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. As consequence of having been canceled the entirety of the obligations with the BBVA the seizure begun in its opportunity on the Supermarket Manquehue was raised.

Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, all of which filed by the Group against BBVA, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$999,008 through a loan which as of June 30, 2004 amounts to ThCh$73,021.

a.3) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,648,320, ThCh$2,724,204 and ThCh$1,179,096, respectively, for credits granted by Corp Banca which as of June 30, 2004 amount to ThCh$2,694,475.

a.4) Banco del Desarrollo

As of June 30, 2004, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,465,424 and ThCh$3,369,019, respectively, and the debt's value as of June 30, 2004 amounts to ThCh$2,672,761.

a.5) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$10,927,758, and the debt's value as of June 30, 2004 amounts to ThCh$1,007,675.

a.6) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of June 30, 2004 in the amount of US$19,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.7) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of June 30, 2004, the short-term and long-term debts with KfW amount to US$7.0 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies, Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region and Pesquera Bahia Inglesa S.A., have mortgaged assets owned by them. The value of said debt, as of June 30, 2004 amounts to ThCh$703,048. The property lodged as collateral is: P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma.

    b.2) Banco BBVA

    Complementing the guaranty lodged by the affiliate company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA, a set of pick up trucks to guarantee the debt which Supermercados Unimarc S.A. kept with said institution. As of the date of issuance of these financial statements the debt with said financial institution is paid, therefore the guaranties should be released.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$45,556 and ThUS$65,000, respectively. The Company's guarantee was limited to ThUS$13,689 for the case of the 1994 credit, and ThUS$25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States.

    On On June 15, 2004, a three-member panel of judges of the American Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a timely petition so that it was known by the tribunal already constituted and/or for the entire tribunal. The Chilean Defenders are confident also that, in spite of the last determination of the case of the unjust problems of interference under the law of New York, they can obtain a relief of the trial of rebelliousness, if it is necessary, of the Supreme Court of United States, based on the constitutional principles of the Due-Process in connection with the trial of rebelliousness in the federal courts.

    In the opinion of the lawyers of Inverraz Ltda., both the obligations rising from the 1994 loan contract and those rising from the 1996 loan contract have prescribed, in accordance with what the pertinent Chilean laws provide, and a lawsuit has been filed against the State Street Bank, in the 27th Civil Court of Santiago, Chile, case number. 5930-03, seeking the declaration of prescription of the aforementioned obligations.

    In the demand that has been deduced in Chile it is sustained that by virtue of the endorsements, surrenders and transfer of the notes made at third, State Street Bank and Trust Company stopped to be worthy of all the societies plaintiffs in that trial. This way anything owes to the State Street Bank and Trust Company.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of June 30, 2004 amount to ThCh$5,516,664 the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of June 30, 2004 amounts to ThCh$2,814,169.

    c.4) On December 22, 1983, the Company became guarantor of Holandaus NV for debts kept by same with BBVA. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$1,061,395 as of June 30, 2004. The debt of Holandaus NV with BBVA has been fully id and the guaranty should be released soon.

    c.5) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 298,031.10(Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$5,628,698.79 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). Therefore, the remaining balance of the obligation amounts to ThCh$442,453 (Chilean pesos), corresponding to ARG$2,059,982 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$ 3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) Export Import Bank

In August 1998, State Street Bank and Trust Company, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. in the amount of US$808,996.78. This financing had a credit insurance granted by the Export Import Bank (Eximbank) of the United States of America. Due to the foregoing, Eximbank paid the debt to the State Street Bank. At present the debt has been fully paid.

d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of June 30, 2004 has an accounting value of ThCh$2,723,881, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. and Corporacion de Inversiones y Desarrollo Financiero Cidef S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies' debt as of June 30, 2004 amounts to ThCh$2,814,169 and ThCh$2,054,635, respectively.

d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.8) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.9) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.10) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$211,727 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion regarding official letter 00154 dated January 08, 2003, issued by the Superintendency of Securities and Insurance (SVS), whereby the Company is instructed to adjust the financial information as of December 31, 2001, as well as to reissue the financial statements for the quarterly periods of year 2002, in order to include the adjustments and effects that have occurred. At that time, the shareholders' meeting junta approved the filing of an appeal of claim.

On August 21, 2003 the appeal of claim filed by the Company was sanctioned. In fact, the Seventh Courtroom of the Court of Appeals of Santiago decided not to sustain the appeal of claim filed by the Company against Ordinary Official Letter No. 09181, dated December 09, 2002, clarified through Ordinary Official Letter No. 00154, dated January 08, 2003, instructing adjustments to the financial information filed by the Company at the closing of the 2001 period. On October 16, 2003 the company submitted to the SVS the requested amendments.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	06-30-04	06-30-03	06-30-05	Assets	06-30-06	Assets	06-30-07	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,551,620	2,710,923	3,200,252	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		999,008	73,394	116,052	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		10,927,758	1,009,321	6,235,395	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		06-30-04	06-30-03
Current Assets
Available	US$	127	141
Prepaid Expenses	UF	70,242	0
Notes Receivable	US	4,165	284,653
Other Current Assets	Arg. Peso	176,311	700,218
Other Current Assets		$22,306,179	27,186,229
Prepaid Expenses	US$	0	48,371
Other Current Assets	UF	358	6,324
Notes Receivable	UF	197,320	211,974
Inventories	US$	24,976	121,241
Debtors from sales	US$	52,015	35,153
Other Current Assets	US$	381,629	20,887
Deposits to term	US$		351,950
Fixed Assets
Fixed assets		$82,241,958	92,867,482
Fixed assets	Arg, $	47,116,584	54,133,073
Other Assets
Other Assets		$10,654,205	8,683,820
Other Assets	UF	56,091	91,323
Other Assets	Arg, $	1,004,174	735,214
Related co, Notes Receivable	US$	11,737,126	13,563,580
Long-term Debtors	US$	353,342	397,483
Notes Receivable	UF	172,077	178,054
Other Assets	US$	9,545	12,256
Total Assets
	US$	12,562,925	14,787,344
	UF	496,088	536,046
	Arg, $	48,297,069	55,568,505
		$115,202,342	128,737,531

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		06-30-2004		06-30-2003		06-30-2004		06-30-2003
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	1,283,527		2,147,920
Obligations with banks	US$	0		15,506,915		5,666,796	9.0		8.0
Obligations with banks	Arg, $	21,489		186,297		60,599		486,706
Sundry creditors	US$	31,942		38,718		87,066		237,241
Sundry creditors	US$	69,669		75,644		186,136		0
Sundry creditors	US$	0		332		178,272		44,940
Sundry creditors	UF	13,174		85,577		0		403
Sundry creditors	UF	34,353		31,717		0		35,219
Sundry creditors	UF	13,245		12,192		39,278		0
Sundry creditors	Non-readj $	204,215		624,191		0		122,183
Accounts payable	Non-readj $	18,235,202		20,473,579		0		0
Accounts payable	Arg, $	96,565		2,087,481		289,694		0
Accounts payable	US$	4,216,487		4,684,259		0		0
Notes payable	Arg, $	124,439		186,911		0		0
Notes payable	Non-readj $	1,886		30,364		0		0
Notes payable	US$	25,114		14,075		0		0
Related co, Notes & acc, Payable	Non-readj $	5,128,597		5,221,606		0		0
Notes payable	UF	0		25,808		0		0
Related co, Notes & acc, Payable	Arg, $	154,536		1,480,900		0		0
Other liabilities	Arg, $	112,050		89,654		0		0
Other liabilities	Arg, $	0		75,463		0		226,389
Other liabilities	Non-readj $	1,041,335		974,560		0		,
Obligations with banks	Non-readj $	1,009,321		2,081,065		0		3,589,349
Related co, Notes & acc, Payable	UF	868,531		79,767		266,286		249,174
Other liabilities	US$	190,890		0		572,670
Total Current Liabilities	UF	2,212,830		2,382,981		305,564		284,796
	US$	4,534,102		20,319,943		6,690,940		282,181
	Arg. $	509,079		4,106,706		350,293		713,095
	Non-readj $	25,620,556		29,405,365		0		3,711,532

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 06-30-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	212,623	0	265,891	0	833,601	0	284,856	0
Sundry creditors	US$	231,742	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	280,477	0	0	0	0	0	0	0
Other related co, Notes & acc. payable	UF	1,325,088	0	1,530,234	0	2,690,195	0	11,477,233	0
Other long-term liabilities	US$	1,527,120	0	1,527,120	0	0	0	0	0
Obligations with banks	UF	1,148,046	0	1,055,792	0	0	0	0	0
Obligations with banks	US$	6,047,810	0	5,733,698	0	2,154,178	0	0	0
Notes payable	ARG, $	455,191	0	381,734	0	254,624	0	0	0
Notes payable	US$	11,045	0	0	0	0	0	0	0
Obligations with banks	ARG, $	261,421	0	105,858	0	0	0	0	0
Other related co, Notes & acc. payable	US$	703,849	0	0	0	0	0	0	0
	UF	2,685,757		2,851,917		3,523,796		11,762,089
	US$	8,521,566		7,260,818		2,154,178
	ARG, $	997,089		487,592		254,624

Long Term Liabilities Previous Period 06-30-2003
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,128,054	0	579,200	0	616,826	0	450,975	0
Obligations with banks	US$	958,386	0	1,058,244	0	2,645,610	0	264,567	0
Obligations with banks	ARG, $	105,648	0	0	0	0	0	0	0
Notes payable	ARG, $	60,275	0	0	0	0	0	0	0
Sundry creditors	UF	239,478	0	246,770	0	772,626	0	439,760	0
Sundry creditors	US$	132,331	0	0	0	0	0	0	0
Sundry creditors	US$	454,410	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,243,609	0	1,436,140	0	2,524,776	0	12,214,052	0
Other long-term liabilities	US$	603,704	0	603,704	0	301,854	0	0	0
Sundry creditors	US$	282,746	0	0	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Other Notes payable	US$	357,410	0	0	0	0	0	0	0
	UF	2,611,141		2,262,110		3,914,228		13,104,787
	US$	2,185,283		1,058,244		2,645,610		264,567
	ARG, $	769,627		603,704		301,854		0

25. PENALTIES

As of June 30, 2004, doesn't exist other sanctions that affect neither to the society or their management.

26. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

27. ACCOUNTS PAYABLE

At June 30, 2004 and 2003, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2004 M$	2003 M$
Suppliers of Goods	22,030,165	24,760,759
Suppliers of Frozen	392,283	375,020
Suppliers of Transportation	29,241	47,866
Hipermarc Suppliers	386,259	2,087,482
Total	22,837,948	27,271,127

28. PREPAID EXPENSES

At June 30, 2004 and 2003, the breakdown of this item is the following:
ITEMS	2004 M$	2003 M$
Operating Materials	403,271	469,948
Prepaid Publicity	0	10,108
Prepaid insurance	70,242	48,371
Other prepaid expenses	285,173	109,842
Total	758,686	638,269

29. SHORT AND LONG TERM SUNDRY CREDITORS

At June 30, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2004	2003	2004	2003
	M$	M$	M$	M$
Creditors for Leasing	172,245	208,310	1,596,972	1,789,144
Securities Received	44,012	31,717	0	0
Drawn and not collected checks	32,588	217,182	0	0
Computational System Financing	255,805	312,885	0	282,746
Other creditors (Insurance, Freight, Custom Duties)	352,701	538,263	231,741	496,232
Total	857,351	1,308,357	1,828,713	2,568,122

ESSENTIAL FACTS

  Essential Fact dated January 14, 2004

  Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately Ch$2.250.000.000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

  The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

  The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

  Essential Fact dated January 15, 2004

  The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

  The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

  Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

  Essential Fact dated April 27, 2004

In Shareholders Ordinary Meeting entered into April 26, 2004, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

  Mr. Cristian Rosselot Mora
  Mr. Francisco Javier Errazuriz Ovalle
  Mr. Eduardo Viada Aretxabala
  Mr. Victor Hugo Cantillano Vergara
  Mr. Elias Errazuriz Errazuriz
  Mr. Ramon Mendez Cifuentes
  Mr. Juan Enrique Barriga Ugarte
  Essential Fact dated May 24, 2004

  In Directors Meeting entered into May 19, 2004, was elected as Chairman of the Board Director of the Supermercados Unimarc S.A. society, Mr. Francisco Javier Errazuriz Ovalle.

  Essential Fact dated June 08, 2004

In Directors Meeting entered into June 08, 2004, was accepted the resignation to the position of Director of Mr. Eduardo Viada Aretxabala, immediately afterwards he was designated as Chief Executive Officer. For the effects of the Article 42 of the Regulation of stock company, was designated Mr. Gustavo Andres Martinez Cuevas.

In the referred meeting also was agree to leave vacancy Director's position that Mr. Viada occupied, until the next Ordinary Shareholders Meeting enter into, during that meeting the society's directory should be renewed.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

As of June 30, 2004, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$176,558,424, that is a decrease of 11.56% compared to June 2003, that it is reflected by sales of Fixed Assets, according to that described in the point 4.1 of these analyses, the Notes Receivables show a decrease that is explains due to a better administration of the collection, the item Inventories decrease as consequence of smaller purchases, applying to it a rationalization of the stock, nevertheless the Debtors for Sales show an increase regarding June 2003.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of June 30, 2004 amounted to ThCh$176,558,424 which represents a decrease of 11.56% compared to June 2003.

This is mainly due to the decrease of 22.82% of the Short and Long Term Obligations with Banks and Financial Institutions as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease, just as the documents to pay related companies to comparing them with same period of the year of 2003..

1.3 Current Liquidity

The index of liquidity is from 0.58 times to June 30, 2004, that represents an increase as compare with June of 2003. This is due to the current liabilities decrease, especially the accounts payable and obligations with banks and financial institutions, while the current assets diminishes in a smaller proportion.

1.4 Acid Ratio

This ratio was 0.31 times at June 30, 2004, whereas at June 2003 was 0.29 times. This index variation is explained by the decrease of current liabilities respect to decrease of the current assets.

1.5 Indebtedness Ratio

At June 30, 2004 this ratio is 0.84 times, which is presented with a decrease when comparing it with June 2003, for the decrease of the items obligations with banks and financial institutions of short-term and long-term, and of the accounts payable.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over total debt was 49.8% in 2004 and 65.6% at June 2003. The decrease in this index is explained by the classification change of Obligations with Banks and Financial Institutions from the short-term to the long-term, because of credit with Bank Boston was restructured. For that reason, in this period increased long-term obligations with banks.

1.7 Coverage of Financial Expenses

The consolidated coverage index at June 30, 2004 is bigger when comparing it with June of the previous period.

2. Income Analysis

During the period as of June 30, 2004, the company evidenced a loss of ThCh$4,664,834 which represents a decrease if is compared to the result at June of 2003. This is explained by the increase in the loss of the Operational and Non-operational result of the present exercise.

2.1 Trading Income

The trading income for Supermercados Unimarc S.A. and affiliates at June of 2004 was ThCh$58,670,576, that is a decrease if is compared to June of 2003. The above is due to the closing of supermarkets and to the hard competition that there is in the industry of supermarkets, which caused a decrease in the sale in some of our supermarkets.

2.2 Operating cost

At June 2004, the costs amounted to ThCh$45,455,333, which represents a decrease of 6.45%. As a percentage of the Income from Operation it increase to 0.38%, if is compared to same period of 2003.

2.3 Trading Margin

The trading margin as of June 2004 was ThCh$13,215,243, that is 7.96 lower if compared to the ThCh$14,358,808 evidenced at June of 2003. As a percentage of income, the margin of operation increase 22.81% since June 2003 to 22.52% at June 2004.

2.4 Administrative and Sales Expenses

At June 2004 the administrative and sales expenses were ThCh$15,487,280 as compared to the ThCh$15,800,434 of June of 2003, that represents an increase of 5.18%, as per cent of operating income.

    Operating Income

The operating income to June of 2004 reached at -ThCh$2,272,037, lower than the result of June 2003, that was
-ThCh$1,441,626, explained by the lower sales.

2.6 Non Operating Income

The non-operating income as of June of 2004 was -ThCh$3,198,974, a decrease in relation to June 2003 caused by the other non-operating income outside of the exploitation.

2.7 Financial Expenses

The financial expenses of the company in the present period show a decrease if compared to June of year 2003, this reflects the decrease of the financial debt.

2.8 EBITDA

The EBITDA to June of 2004 is smaller to the one registered to same period of the previous year that it is explained by the smallest global result exercise.

2.9 Profit (Loss) before Tax

The result to June of 2004 is Loss regarding June of 2003, that is explained for the negative global result negative of the present exercise.

3. Cash Flow Statement Analysis

The final cash balance as of June 30, 2004 and 2003 was ThCh$1,253,822 and ThCh$2,054,307, respectively.

	2004 ThCh$	2003 ThCh$
Cash Flow from operating activities	-2,104,652	-4,573,873
Cash Flow from financing activities	-136,953	9,523,138
Cash Flow for Investment activities	2,502,010	-4,605,394
Effect of inflation on cash and cash equivalents	-10,914	-41,917
Opening balance	1,004,331	1,752,353
Final balance of cash and cash equivalent	1,253,822	2,054,307

The increase in the operation activities to June of 2004 regarding the previous year is explained by a smaller payment to suppliers, nevertheless the collection for sales diminished.

The variation of the financing flow when comparing both exercises is explain for the decrease in loans of related companies.

The flow for investment activities show the variation of fixed asset and the decrease in permanent investments.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 73.27% Fixed Assets, 3.88% Accounts Receivable from Related Companies on a short term basis and 5.98% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals.

During the period under analysis certain disposals and investments were made in some fixed assets according to the following:

In this period some investments were made in Machinery, Equipment, and facilities for the remodeling of several premises of our supermarket chain.

The main disposals in the period were:

  Sale of real estate called Land Talca in the borough of Talca

  Sale of real estate called Land Cerro Colorado in the borough of Las Condes

  Sale of real 85% estate called Land La Cisterna in the borough of La Cisterna

  Sale of real estate called Vina San Martin in the borough of Vina del Mar.

  Sale of real estate called Manquehue Sur in the borough of Las Condes.

4.2 Inventory Turnover.

At June 30, 2004 the inventory turnover is 4.2 times and 4.4 times as compared to the same period in the previous year.

4.3 Inventory Permanence.

At June 30, 2004 the inventory permanence is 43.2 days and on the same period of the previous year it was 41.4 days.

5. Profitability Analysis

5.1 Profitability of the Equity.

At June 30, 2004 this profitability is -4.6% whereas for identical period of the previous year it is -2.7%. This reflects the decrease in the aggregate result for this period.

5.2 Profitability of the Assets.

In this period the profitability of the assets is -2.6% whereas for the same period in the previous year it is
-1.4%, which reflects the result as of June 30, 2004.

5.3 Performance of the Operating Assets

The performance of these assets as of June 30, 2004 is -14.5%, which represents a decrease if compared to June 30, of the previous year, which was -8.5%. This is due to the decrease in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are: Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of June 30, 2004 was -$3.70 per share, where for identical period in year 2003 it was -$2.29 per share. This is explained by the deterioration in the result of the present exercise.

5.5 Return on Dividends

In the period ending June 30, 2004 no dividends were distributed. The unit share value as of June 30, 2004 and 2003 is $10,20 and $7,10 respectively.

  Markets in which it participates and the competition that it faces and relative participation.

  The Chilean Industry of supermarkets is characterized for having a great number of actors who participate in them, unlike other sectors of the national market: 30 actors throughout Chile share 47% of the business. The rest is in hands D&S and Jumbo.

  The chain of supermarkets D&S reaches 32% of the sales, with its 75 premises, whereas Cencosud, with its premises Jumbo, Santa Isabel and Las Brisas, reach 21% of the sales in the year 2004. The third participant is San Francisco with 3.2% participation, whereas Supermercados Unimarc occupy the fourth place with 3.1% of the sales and 38 premises in all the country.

  Today four chains that are from a similar size to that of Unimarc exist. Being these San Francisco that recently step at the hands of Falabella, Montecarlo, Monserrat and Rendic, that is from regions.

  Market Risk Analysis.

The monthly growth of the economic activity, measured by index IMACEC, reached 4.8% for the month of May, it calculates that it is in the prospective range of growth for this year, which is quite encouraging and it affects the intention of the consumers' purchase positively.

The IPC for the month of May reached 0.5% the one that is high compared with the previous months, increase that is caused, basically, for the increase in the price of the petroleum generated by a bigger demand at world level of the crude.

On the other hand, in the March - May quarterly unemployment at national level reached 9.4%, which is translated in an increase of 0.7 points regarding the previous movable quarterly. Besides, the work vacancies in the country grew 48.92% during May of the 2004, with concerning same month of the 2003. This maintains the trust of the consumers who let grow the sales of the trade in 3% in the mentioned month, compared with same month of last year. For the National Chamber of Commerce, the sales of the trade are in a consolidated process of expansion due to a biggest trust and better expectations.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains debts at an average rate of 4.88%, which is comprised of 18.32% in domestic currency and 81.68% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 1.39% of the total Operating Income, which is comprised 74.00% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 26.00% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.03% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As June 30, 2004
ASSETS	30-Jun-04	31-Mar-04	31-Dec-03	30-Jun-03

Available	1,253,822	409,164	704,814	1,702,357
Term Deposits	0	0	299,716	351,950
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,333,451	1,396,044	1,442,497	1,155,723
Notes Receivable (Net)	1,640,941	1,762,393	2,156,934	2,807,764
Sundry Debtors (Net)	79,869	230,575	73,339	86,025
Related Co. Bills receivables and Debtors	6,843,481	10,166,655	7,709,709	10,079,550
Inventories (Net)	10,559,042	12,250,297	11,679,239	11,281,307
Recoverable Taxes	333,944	852,377	806,228	716,584
Prepaid Expenses	758,686	801,144	784,853	638,269
Deferred Taxes	0	0	0	0
Other Current Assets	410,086	418,308	106,406	147,611
Total Current Assets	23,213,322	28,286,957	25,763,735	28,967,140

Land	39,101,815	39,357,687	39,494,463	44,123,861
Construction and Infrastructure Works	56,433,504	57,107,773	57,144,145	64,290,794
Machinery and Equipment	23,132,472	22,530,886	22,765,627	22,429,068
Other Fixed Assets	36,093,123	35,947,068	35,595,317	37,614,133

Depreciation (Less)	-25,402,372	-24,079,500	-22,922,890	-21,457,301
Total Fixed Assets	129,358,542	130,863,914	132,076,662	147,000,555

Investment in Related Companies	1,185	1,192	1,191	0
Investments in other companies	0	0	0	0
Lower Value of Investments	14,619,212	14,934,367	15,251,518	15,868,014
Higher Value of Investments (less)	-36,267	-37,338	-38,415	-40,763
Long - Term Debtors	525,419	531,457	530,982	581,071
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	7,319,467	6,613,283	6,617,725	5,448,655
Intangibles	10,856	10,796	10,514	188,834
Amortization (Less)	0	0	0	0
Other	1,546,688	1,489,685	1,559,668	1,615,919
Total Other Assets	23,986,560	23,543,442	23,933,183	23,661,730

Total Assets	176,558,424	182,694,313	181,773,580	199,629,425

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As June 30, 2004
LIABILITIES	30-Jun-04	31-Mar-04	31-Dec-03	30-Jun-03
Short -Term Obligation Banks & Financial Inst.	4,385,130	4,508,846	6,041,268	22,527,360
Obligation with Banks & Financial Inst. L/T Portion	3,656,602	3,548,273	3,388,478	1,470,891
Obligations with the Public
Obligations with the Public (bonds)
Within 1 year Long-term Obligations
Payable Dividends
Accounts payable	22,837,948	25,003,465	23,280,383	27,271,127
Notes Payable	151,439	177,510	161,243	231,350
Sundry Creditors	857,351	1,213,962	1,813,240	1,308,357
Related Co. Notes and Accounts Payable	6,417,950	10,291,991	6,347,749	7,031,447
Provisions	571,722	447,979	485,330	381,199
Withholdings	476,159	395,218	507,718	418,601
Income Tax	0	166,395	155,052	92,992
Income Received in Advance	763,560	749,308	718,260	843,978
Deferred Taxes	105,504	178,747	146,902	169,823
Other Current Liabilities	0	0	0	1,601
Total Current Liabilities	40,223,365	46,681,694	43,045,623	61,748,726
Obligations with Banks & Financial Inst.	16,506,803	17,048,776	17,410,569	7,807,510
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	1,102,594	10,839	0	0
Sundry Creditors	1,828,713	1,881,224	2,093,235	2,568,122
Related Co. Notes and Account Payable.	18,007,076	17,218,721	17,240,027	17,836,263
Provisions	0	0	0	0
Other Long -Term Current Liabilities	3,054,240	3,184,559	3,232,169	4,219,885
Total Long -Term Liabilities	40,499,426	39,344,119	39,976,000	32,431,780
Minority Interest	18,766	20,610	21,849	73,119
Paid-in Capital	56,432,718	57,166,343	56,884,180	56,209,222
Capital Revaluation Reserves	451,462	-285,832	0	618,302
Share premium	29,095,547	29,093,671	29,095,547	29,066,568
Other Reserves	-2,554,867	-3,103,880	-4,306,460	1,050,052
Develop Period Accumulated Deficit (less)
Retained Earnings	12,392,007	13,777,588	17,056,841	18,431,656
Future Dividends Reserves
Accumulated Profits	17,056,841	17,055,741	21,340,193	21,318,939
Accumulated Losses (less)
Profit Loss of the Period	-4,664,834	-3,278,153	-4,283,352	-2,887,283
Interim Dividends (less)	0	0	0	0
Total Equity	95,816,867	96,647,890	98,730,108	105,375,800
Total Liabilities	176,558,424	182,694,313	181,773,580	199,629,425

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As June 30, 2004
INCOME STATEMENT	30-Jun-04	31-Mar-04	31-Dec-03	30-Jun-03

Trading Income	58,670,576	28,914,298	128,564,318	62,950,533
Operating costs	-45,455,333	-22,367,180	-101,236,759	-48,591,725
Trading Margin	13,215,243	6,547,118	27,327,559	14,358,808
Adm. and Sales Expenses	-15,487,280	-7,817,071	-31,930,336	-15,800,434
Operating Results	-2,272,037	-1,269,953	-4,602,777	-1,441,626
Financial Income	99,607	23,557	70,283	51,579
Related Co. Invest. Profits	0	2	0	0
Other non-operating income	594,078	573,427	1,355,222	817,628
Related Comp. Invest. Losses	-5	0	-1,892	0
Lower Value Invest. Amortization	-632,306	-316,167	-2,090,750	-1,455,214
Financial Expenses	-1,573,117	-870,381	-3,203,405	-1,846,960
Other non-operating expenses	-1,127,232	-1,069,159	-281,849	-33,794
Price-level restatement	-185,316	-220,996	140,340	222,173
Exchange rate differences	-374,683	-69,088	2,111,792	-247,520
Non-Trading Income	-3,198,974	-1,948,805	-1,900,259	-2,492,108
Profit Before Tax	-5,471,011	-3,218,758	-6,503,036	-3,933,734
Income Tax	800,157	-62,248	1,393,533	226,491
Consolidated (Loss) Profit	-4,670,854	-3,281,006	-5,109,503	-3,707,243
Minority Interest	3,872	1,777	4,818	6,339
Net (Loss) Profit	-4,666,982	-3,279,229	-5,104,685	-3,700,904
Higher Value Invest. Amortization	2,148	1,076	821,333	813,621
Profits (Loss) of the Period	-4,664,834	-3,278,153	-4,283,352	-2,887,283

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As June 30, 2004
FINANCIAL RATIOS	30-Jun-04	31-Mar-04	31-Dec-03	30-Jun-03
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-3.70	-2.60	-3.39	-2.29
Book Value ($)	75.93	76.59	78.24	83.51